Exhibit 12
FEDERAL HOME LOAN BANK OF CINCINNATI
STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2005	2004	2003	2002	2001

Income before assessments	$300,481	$309,186	$232,407	$242,930	$257,611
Add: fixed charges (see below)	2,597,945	1,652,127	1,502,066	1,584,745	2,450,935

Total earnings	$2,898,426	$1,961,313	$1,734,473	$1,827,675	$2,708,546

Fixed charges: (1)
Interest expense	$2,597,379	$1,651,569	$1,501,525	$1,584,253	$2,450,461
Interest portion of rent expense	566	558	541	492	474

Total fixed charges	$2,597,945	$1,652,127	$1,502,066	$1,584,745	$2,450,935

Ratio of earnings to fixed charges (2)	1.12	1.19	1.15	1.15	1.11

(1)	Fixed charges consist of interest expense (including amortization related to indebtedness) and one-third (the proportion deemed representative of the interest portion) of rent expense.

(2)	The ratio of earnings to fixed charges has been computed by dividing Total earnings by Total fixed charges.